TTBD, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Membership Interest	Accumulated Deficit	Total Equity
BALANCE — December 31, 2014	$224,000	$ (151,038)	$ 72,962
Net Income		37,897	37,897
BALANCE — December 31, 2015	$224,000	$ (113,141)	$ 110,859

See notes to financial statements.